SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                 FORM 11-K



(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [Fee Required] for the fiscal year ended December 31, 1995.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [No Fee Required] for the transition period from _________ to _________.



Commission File Number  001-10783
- ---------------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    FISHER-PRICE, INC. MATCHING SAVINGS PLAN
                                636 GIRARD AVENUE
                           EAST AURORA, NEW YORK 14052



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Price Waterhouse LLP letterhead]


                     Report of Independent Accountants
                     ---------------------------------



June 14, 1996


To the Participants and Plan Administrator of the Fisher-Price, Inc. Matching Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits with fund information and the related statements of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for plan benefits of the Fisher-Price, Inc. Matching Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1995 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
- ------------------------


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1995
- --------------------------------------------------------------------------

                                                                    Fund Information
                                        ------------------------------------------------------------------------
                                                                                       Growth &       Managed
                                                                                        Income        Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund                                          $ 13,371,247
      Fidelity Growth & Income
        Portfolio                                                                    $ 12,132,581

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                                                                                $ 36,808,384

    Short-term investments                             $  3,058,687
    Common stock                        $ 24,758,855     38,432,285
                                        ------------   ------------   ------------   ------------   ------------
        Total investments                 24,758,855     41,490,972     13,371,247     12,132,581     36,808,384

  Participant loans receivable
  Receivables:
    Due from brokers for
      securities sold                                       187,603
    Accrued interest and
      dividends                               49,362         77,760
    Other                                     30,685
                                        ------------   ------------   ------------   ------------   ------------
                                              80,047        265,363              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
        Total assets                      24,838,902     41,756,335     13,371,247     12,132,581     36,808,384
                                        ------------   ------------   ------------   ------------   ------------

Liabilities
  Accounts payable                           119,230
  Due to brokers for securities
    purchased                                               349,594
                                        ------------   ------------   ------------   ------------   ------------
        Total liabilities                    119,230        349,594              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for
  plan benefits                         $ 24,719,672   $ 41,406,741   $ 13,371,247   $ 12,132,581   $ 36,808,384
                                        ============   ============   ============   ============   ============


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1995
- --------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund                           $ 13,371,247
      Fidelity Growth & Income
        Portfolio                                        12,132,581

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                                     36,808,384

    Short-term investments                                3,058,687
    Common stock                                         63,191,140
                                        ------------   ------------
        Total investments                          -    128,562,039

  Participant loans receivable          $  2,424,520      2,424,520
  Receivables:
    Due from brokers for
      securities sold                                       187,603
    Accrued interest and
      dividends                                             127,122
    Other                                                    30,685
                                        ------------   ------------
                                                   -        345,410
                                        ------------   ------------
        Total assets                       2,424,520    131,331,969
                                        ------------   ------------

Liabilities
  Accounts payable                                          119,230
  Due to brokers for securities
    purchased                                               349,594
                                        ------------   ------------
        Total liabilities                          -        468,824
                                        ------------   ------------
Net assets available for
  plan benefits                         $  2,424,520   $130,863,145
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1994
- --------------------------------------------------------------------------

                                                                    Fund Information
                                        ------------------------------------------------------------------------
                                                                                       Growth &       Managed
                                                                                        Income        Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund                                          $  7,450,205
      Fidelity Growth & Income
        Portfolio                                                                    $  6,410,027

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                                                                                $ 37,641,331

    Short-term investments              $    376,847   $    743,394
    Common stock                          18,846,539     31,287,226
                                        ------------   ------------   ------------   ------------   ------------
        Total investments                 19,223,386     32,030,620      7,450,205      6,410,027     37,641,331

  Participant loans receivable
  Receivables:
    Employer's contribution                   86,003          4,925        174,143        146,735         82,594
    Due from brokers for
      securities sold                                       517,267
    Accrued interest and
      dividends                               45,802         58,872
                                        ------------   ------------   ------------   ------------   ------------
                                             131,805        581,064        174,143        146,735         82,594
                                        ------------   ------------   ------------   ------------   ------------
        Total assets                      19,355,191     32,611,684      7,624,348      6,556,762     37,723,925
                                        ------------   ------------   ------------   ------------   ------------

Liabilities
  Due to brokers for securities
    purchased                                175,186        892,626              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
        Total liabilities                    175,186        892,626              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for
  plan benefits                         $ 19,180,005   $ 31,719,058   $  7,624,348   $  6,556,762   $ 37,723,925
                                        ============   ============   ============   ============   ============


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1994
- --------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund                           $  7,450,205
      Fidelity Growth & Income
        Portfolio                                         6,410,027

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                                     37,641,331

    Short-term investments                                1,120,241
    Common stock                                         50,133,765
                                        ------------   ------------
        Total investments                          -    102,755,569

  Participant loans receivable         $   2,623,881      2,623,881
  Receivables:
    Employer's contribution                                 494,400
    Due from brokers for
      securities sold                                       517,267
    Accrued interest and
      dividends                                             104,674
                                        ------------   ------------
                                                   -      1,116,341
                                        ------------   ------------
        Total assets                       2,623,881    106,495,791
                                        ------------   ------------

Liabilities
  Due to brokers for securities
    purchased                                      -      1,067,812
                                        ------------   ------------
        Total liabilities                          -      1,067,812
                                        ------------   ------------
Net assets available for
  plan benefits                         $  2,623,881   $105,427,979
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.

                                                              -3-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------

                                                                  Fund Information
                                        ------------------------------------------------------------------------
                                                                                      Growth &        Managed
                                                                                       Income         Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Additions to net assets attributed to:
  Investment Income:
    Interest                            $      8,423   $    150,909   $          -   $          -   $          -
    Dividends                                110,015        778,135        758,595        542,074      2,284,615
    Net appreciation
      in fair value of assets              9,767,229     11,305,126      2,241,442      2,202,477              -
  Contributions:
    Employer                                 328,895         57,653        613,240        508,974        294,859
    Employee                                 800,399        266,380      1,560,703      1,272,528        665,794
                                        ------------   ------------   ------------   ------------   ------------
       Total additions                    11,014,961     12,558,203      5,173,980      4,526,053      3,245,268
                                        ------------   ------------   ------------   ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                         1,797,926      3,017,125        580,284        550,604      5,080,198
  Other                                            -           (185)           423            344           (399)
                                        ------------   ------------   ------------   ------------   ------------
       Total deductions                    1,797,926      3,016,940        580,707        550,948      5,079,799
                                        ------------   ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                      9,217,035      9,541,263      4,593,273      3,975,105     (1,834,531)
Interfund transfers                       (3,677,368)       146,420      1,153,626      1,600,714        918,990
                                        ------------   ------------   ------------   ------------   ------------
    Net increase (decrease)                5,539,667      9,687,683      5,746,899      5,575,819       (915,541)
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                       19,180,005     31,719,058      7,624,348      6,556,762     37,723,925
                                        ------------   ------------   ------------   ------------   ------------
  End of year                           $ 24,719,672   $ 41,406,741   $ 13,371,247   $ 12,132,581   $ 36,808,384
                                        ============   ============   ============   ============   ============




FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Additions to net assets attributed to:
  Investment Income:
    Interest                            $    203,437   $    362,769
    Dividends                                      -      4,473,434
    Net appreciation
      in fair value of assets                      -     25,516,274
  Contributions:
    Employer                                       -      1,803,621
    Employee                                       -      4,565,804
                                        ------------   ------------
       Total additions                       203,437     36,721,902
                                        ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                           260,416     11,286,553
  Other                                            -            183
                                        ------------   ------------
       Total deductions                      260,416     11,286,736
                                        ------------   ------------

Net increase (decrease) prior to
  interfund transfers                        (56,979)    25,435,166
Interfund transfers                         (142,382)             -
                                        ------------   ------------
    Net increase (decrease)                 (199,361)    25,435,166
                                        ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                        2,623,881    105,427,979
                                        ------------   ------------
  End of year                           $  2,424,520   $130,863,145
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1994
- -------------------------------------------------------------------------

                                                                  Fund Information
                                        ------------------------------------------------------------------------
                                                                                      Growth &        Managed
                                                                                       Income         Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Additions to net assets attributed to:
  Transfer of net assets from the
    Profit Sharing and Retirement
    Savings Plan                        $ 14,716,931   $ 31,568,861   $          -   $          -   $ 35,760,038
  Investment Income:
    Interest                                  10,249         66,628              -             48        322,375
    Dividends                                100,785        392,162        251,060        429,427        749,810
    Net appreciation (depreciation)
      in fair value of assets                288,089        620,978       (377,272)      (308,739)             -
  Contributions:
    Employer                                 357,210          7,343        850,344        698,108        200,211
    Employee                                 612,897          6,219      1,565,305      1,304,714        294,739
                                        ------------   ------------   ------------   ------------   ------------
       Total additions                    16,086,161     32,662,191      2,289,437      2,123,558     37,327,173
                                        ------------   ------------   ------------   ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                           514,483        448,081        191,892        173,252      1,807,636
  Other                                        2,318            (20)          (844)        (1,470)          (289)
                                        ------------   ------------   ------------   ------------   ------------
       Total deductions                      516,801        448,061        191,048        171,782      1,807,347
                                        ------------   ------------   ------------   ------------   ------------

Net increase prior to interfund
  transfers                               15,569,360     32,214,130      2,098,389      1,951,776     35,519,826
Interfund transfers                          761,757       (495,072)       (54,770)       (39,485)     2,204,099
                                        ------------   ------------   ------------   ------------   ------------
    Net increase (decrease)               16,331,117     31,719,058      2,043,619      1,912,291     37,723,925
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                        2,848,888              -      5,580,729      4,644,471              -
                                        ------------   ------------   ------------   ------------   ------------
  End of year                           $ 19,180,005   $ 31,719,058   $  7,624,348   $  6,556,762   $ 37,723,925
                                        ============   ============   ============   ============   ============


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1994
- -------------------------------------------------------------------------

                                            Fund
                                         Information
                                        ------------
                                           Managed
                                           Income
                                         Portfolio     Participant
                                            Fund           Loans         Total
                                        ------------   ------------   ------------
Additions to net assets attributed to:
  Transfer of net assets from the
    Profit Sharing and Retirement
    Savings Plan                        $          -   $  1,954,425   $ 84,000,255
  Investment Income:
    Interest                                       -         92,824        492,124
    Dividends                                 64,482              -      1,987,726
    Net appreciation (depreciation)
      in fair value of assets                      -              -        223,056
  Contributions:
    Employer                                 176,757              -      2,289,973
    Employee                                 268,722              -      4,052,596
                                        ------------   ------------   ------------
       Total additions                       509,961      2,047,249     93,045,730
                                        ------------   ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                            64,684         26,811      3,226,839
  Other                                          639              -            334
                                        ------------   ------------   ------------
       Total deductions                       65,323         26,811      3,227,173
                                        ------------   ------------   ------------

Net increase prior to interfund
  transfers                                  444,638      2,020,438     89,818,557
Interfund transfers                       (2,618,170)       241,641              -
                                        ------------   ------------   ------------
    Net increase (decrease)               (2,173,532)     2,262,079     89,818,557
                                        ------------   ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                        2,173,532        361,802     15,609,422
                                        ------------   ------------   ------------
  End of year                           $          -   $  2,623,881   $105,427,979
                                        ============   ============   ============


                          The accompanying notes are an integral part of these financial statements.

FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

NOTES TO FINANCIAL STATEMENTS
- -----------------------------


1.   DESCRIPTION OF PLAN

     The Fisher-Price, Inc. Matching Savings Plan (the Plan), was established January 1, 1992 as a defined contribution plan to cover all eligible employees of Fisher-Price, Inc. (the Company). In accordance with the Plan agreement, eligibility is defined as a common law employee with at least six months of service and an age of twenty and one-half years or older. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On June 30, 1994, the Plan was merged with the Fisher-Price Profit Sharing and Retirement Savings Plan (the Profit Sharing Plan) such that all assets of the Profit Sharing Plan were transferred into the Plan. The Plan was restated on July 1, 1994 to replace the January 1, 1992 original plan document. The restatement was made to reflect the merger of the plans and to meet requirements of the Internal Revenue Service in obtaining a favorable determination letter. These changes had no significant impact on the Plan. Participants should refer to the 1994 Restatement plan document for more complete information.

     In addition, on November 30, 1993, the Company became a wholly-owned subsidiary of Mattel, Inc. (Mattel). There was no effect on Plan provisions as a result of the merger.

     Participants may elect to make voluntary contributions of 1% to 10% of their annual compensation subject to certain limitations. The Company will match 100% of the first $300 of a participant's contribution, 75% of the next $200 contributed and 40% of contributions over $500 up to a maximum of 6% of annual compensation. Additionally, the Board of Directors of Mattel can authorize an additional "discretionary" contribution of up to 50% of the participant's contribution, limited to 6% of his or her annual compensation. A discretionary contribution in the amount of $494,400 was approved by the Board for the 1994 plan year. There was no discretionary contribution for the 1995 plan year. Participants are immediately vested in their voluntary contributions, the Company's contributions, and their share of actual earnings.


     INVESTMENT PROGRAMS

     The Plan allows participants to direct their contributions, in 1% increments, to any combination of five investment accounts. All investment accounts are maintained by Fidelity Management Trust Company (FMTC). The investment options are as follows:

     - MATTEL, INC. STOCK FUND

       The underlying assets of the fund consist of Mattel, Inc. common stock, which is listed on the New York Stock Exchange (Symbol:
       MAT) and a money market type fund to provide daily liquidity.
       The Mattel, Inc. Stock Fund of the Plan and the Profit Sharing
       Plan were combined in conjunction with the merger of the plans. The combined fund was unitized by FMTC (the Trustee) and shares of the fund are reflected as units. Prior to the unitization, the underlying assets of the fund consisted solely of Mattel, Inc. common stock. The unitization allows participants to transfer monies into and out of the fund on any business day and also provides FMTC with additional flexibility in managing the fund.
       At December 31, 1995 and 1994, participants had 1,615,665 units with a net asset value of $15.30 per unit and 1,915,146 units with a net asset value of $9.97 per unit, respectively. Shares of Mattel, Inc. common stock held by the fund at December 31, 1995 and 1994 were 1,006,458 with a fair market value of $24,758,855 and 1,172,048 with a fair market value of $18,846,539, respectively.

     - DIVERSIFIED FUND

       This fund, transferred from the Profit Sharing Plan, invests principally in large capitalization U.S. equities, U.S. Treasury fixed income securities and high grade money market instruments.
       The equities portion of the fund is diversified among a variety of economic sectors and industries. Similar to the Mattel, Inc. Stock Fund, this fund is a unitized fund, such that the shares in the fund are stated in units and a short-term investment fund provides liquidity. At December 31, 1995 and 1994, participants had 2,869,490 units with a net asset value of $14.43 per unit and 3,073,671 units with a net asset value of $10.31 per unit, respectively. Shares of Mattel, Inc. common stock held by the fund at December 31, 1995 and 1994 were 15,500 with a fair market value of $381,300 and 27,500 with a fair market value of $442,200, respectively.

     - FIDELITY MAGELLAN FUND

       This fund invests primarily in common stock and securities convertible to common stock, issued by domestic and foreign companies offering long-term capital growth.

     - FIDELITY GROWTH & INCOME PORTFOLIO FUND

       This fund invests in any combination of common stock, securities convertible to common stock, preferred stock and fixed income securities of domestic and foreign companies offering growth of earnings potential while paying current dividends.

     - FIDELITY MANAGED INCOME PORTFOLIO II FUND

       This fund option was created due to the combination of the Managed Income Portfolio Fund from the Plan prior to the merger with the Profit Sharing Plan and the Guaranteed Interest Rate Fund from the Profit Sharing Plan. This fund invests primarily in guaranteed investment contracts issued by insurance companies and commercial banks and other similar types of fixed principal investments.

     - PARTICIPANT LOANS

       Participant loans consist of amounts borrowed by participants less principal repayments. Participants may borrow from their accounts from a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-4 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. The interest rate is set for the duration of the loan. As of December 31, 1995, interest rates on loans outstanding ranged from 7% to 10%. Principal and interest are paid ratably through payroll deductions. In addition, funds may be withdrawn by participants prior to retirement under limited circumstances, subject to restrictions as defined by the Plan.

     Income earned by each fund, including realized and unrealized gains and losses on investments, is allocated to participants' accounts based on their pro-rata share of contributions and income earned thereon. At December 31, 1995 there were 3,097 participants in the Plan of which 2,094 were participating in the Mattel, Inc. Stock Fund, 1,311 in the Diversified Fund, 1,460 in the Fidelity Magellan Fund, 1,295 in the Fidelity Growth & Income Portfolio Fund and 1,766 in the Fidelity Managed Income Portfolio II Fund. There were 1,086 participants with loans outstanding at December 31, 1995. The Plan provides participants the flexibility to reallocate their account balances among the investment options at various times throughout the year as stipulated in the Plan agreement.

     WITHDRAWALS, DISTRIBUTIONS AND LOANS

     A participant undergoing certain types of financial hardship, as defined by the Plan, may request the Plan administrator to distribute all or a portion of his or her account. Such distributions may be granted by the Plan administrator if the participant meets certain criteria defined by the Plan.

     If a participant dies, is permanently disabled or attains normal retirement age, distributions under the Plan may commence immediately.
     If a participant's account balance is less than $3,500 upon termination, the participant's interest in the Plan is distributed in the form of a lump sum payment. If the amount in a participant's account exceeds $3,500, benefit payments will be delayed until a participant dies, is permanently disabled or attains normal retirement age;
     however, a participant may request in writing to receive his or her benefits at any time after employment terminates. The Plan provides certain elections for participants under which distributions from the Plan may be deferred.

     Additionally, an active participant may elect to borrow from the accumulated amount of assets in his or her account. All loans are subject to the review and approval of the Plan administrator. Terms and conditions of loans are discussed in the Plan agreement.

     ADMINISTRATION

     The Plan is administered by the Company. The Company has selected Fidelity Management Trust Company to be the Trustee of the Plan. The Trustee is responsible for maintaining the assets of the Plan and
     reporting on the earnings and assets of the Plan.   In addition, the
     Company has selected Institutional Capital Corporation (ICAP) as the investment manager for the Diversified Fund. ICAP manages the fund using defined investment objectives and guidelines established by the Plan's Investment Committee. All administrative expenses, excluding broker commissions paid for the purchase and sale of securities for the Mattel, Inc. Stock Fund and the Diversified Fund, are paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements are prepared using the accrual basis of accounting.

     INVESTMENTS

     Investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee. Net realized gains or losses on the disposition of investments and investment income are also determined by the Trustee. The unrealized appreciation and depreciation of investments is determined from information provided by the Trustee.


     PAYMENT OF BENEFITS

     Benefits are recorded when paid.


3.   INVESTMENTS

     The following table presents the Plan's investments. During 1995, the Plan's investments (including investment bought, sold, and held during the year) appreciated in value as follows:

                                           Net
                                       Appreciation
                                         In Value      December 31,
                                        During 1995        1995
                                       ------------    ------------
     Investments at fair value
       as determined by quoted
       market price:
       Fidelity Magellan Fund          $  2,241,442    $ 13,371,247
       Fidelity Growth & Income
         Portfolio                        2,202,477      12,132,581

       Common stock:
         Mattel, Inc.*                    9,767,229      24,758,855
         Other                           11,305,126      38,432,285
       Short term investments                     -       3,058,687

     Investments at fair value
       as determined in good
       faith by the Trustee:
       Fidelity Management Trust
         Company Managed Income
         Portfolio II                             -      36,808,384
                                       ------------    ------------
                                       $ 25,516,274    $128,562,039
                                       ============    ============

     * Party-in-interest

4.   FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by letter dated June 29, 1995 that the Plan, as restated and amended in 1994, constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC). The applicable provisions of the IRC exempt the Plan from federal income taxes. Accordingly, no provision for income taxes has been recorded on the Plan's financial statements.


5.   PLAN MERGER

     The Company anticipates that prior to the end of 1997, the net assets of the Plan will be merged with and invested in funds of the Mattel, Inc. Personal Investment Plan based upon participant elections.


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT DECEMBER 31, 1995
- ----------------------------------------------------------

                     FIDELITY MANAGED ASSETS
                     -----------------------

FIDELITY INVESTMENTS:
- ---------------------
  Shares/                                                             Market
   Units                 Description                   Cost           Value
- ----------    ----------------------------------    -----------    -----------
   155,516    MAGELLAN FUND                         $11,554,071    $13,371,247
                                                    ===========    ===========

   448,524    GROWTH & INCOME PORTFOLIO             $10,191,788    $12,132,581
                                                    ===========    ===========

FMTC:
- -----

36,808,384    MANAGED INCOME PORTFOLIO II           $36,808,384    $36,808,384
                                                    ===========    ===========

              MATTEL, INC. STOCK FUND

              Common Stock
              ------------

 1,006,458    Mattel, Inc.*                         $ 9,193,916    $24,758,855
                                                    ===========    ===========

* Party-in-interest



                                      -11-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT DECEMBER 31, 1995 (CONTINUED)
- ----------------------------------------------------------

                              ICAP MANAGED ASSETS
                              -------------------

Par Value/                                                           Market
  Shares                 Description                   Cost           Value
- ----------    ----------------------------------    -----------    -----------
              DIVERSIFIED FUND

              Short-Term Investments
              ----------------------
 1,086,600    Bankers Trust Company Short-Term
                Investment Fund                     $ 1,086,600    $ 1,086,600

   500,000    Ford Motor Credit Discount
                Commercial Paper, 03/04/96              494,413        494,413

 1,000,000    Hewlett-Packard Commercial
                Paper, 5.630%, 01/18/96                 984,674        984,674

   500,000    Hewlett-Packard Commercial
                Paper, 02/29/96                         493,000        493,000
                                                    -----------    -----------
                Total short-term investments          3,058,687      3,058,687
                                                    -----------    -----------

              Common Stock
              ------------

    25,400    Abbott Laboratories                     1,043,518      1,060,450
    25,999    Allstate Corporation                      731,764      1,069,209
     9,850    American Home Products                    668,119        955,450
     8,900    American Standard Companies               253,689        249,200
    14,200    Amoco Corporation                         901,052      1,020,625
     9,250    Atlantic Richfield Corporation          1,053,978      1,024,438
    16,250    Bankamerica Corporation                   785,834      1,052,187
    13,350    Burlington Northern Santa Fe              802,804      1,041,300
    42,600    Canadian Pacific Ltd.                     687,307        772,125
    16,700    Carnival Corporation                      364,878        407,062
    10,700    Capital Cities/ABC Inc.                 1,255,097      1,320,112
    28,700    CIBA-Geigy A.G.                         1,176,819      1,269,975
     6,600    Circuit City Stores, Inc.                 205,120        182,325
    13,800    Circus Circus Enterprises                 370,356        384,675
    15,750    Citicorp                                  493,353      1,059,188




                                      -12-



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT DECEMBER 31, 1995 (CONTINUED)
- ----------------------------------------------------------

                              ICAP MANAGED ASSETS
                              -------------------

Par Value/                                                           Market
  Shares                 Description                   Cost           Value
- ----------    ----------------------------------    -----------    -----------
              Common Stock
              ------------
    12,550    Compaq Computer Corporation           $   480,433    $   602,400
    20,850    Deere & Company                           516,812        734,963
    10,100    Dow Chemical Company                      665,674        710,788
       500    Dun & Bradstreet Corporation               31,434         32,375
    15,700    Dupont (EI) De Nemours                    941,046      1,097,038
    26,500    Federated Department Stores, Inc.         573,269        728,750
    10,350    Hoechst ADR                             1,220,002      1,406,488
    12,650    International Business Machines Corp.   1,204,048      1,160,637
    30,200    International Paper Company             1,244,149      1,143,825
    12,800    ITT Corporation                           505,071        678,400
    11,700    ITT Industries, Inc.                      208,533        280,800
    16,600    Keycorp                                   575,396        601,750
    15,500    Mattel, Inc.*                             252,749        381,300
     9,200    McDonnell Douglas Corp.                   344,264        846,400
     8,300    Mobil Corp.                               776,071        929,600
    10,100    Motorola, Inc.                            611,319        575,700
    63,600    Newscorp Limited Pfd. ADR               1,116,231      1,224,300
    13,900    Pepsico Inc.                              542,469        776,663
    13,750    Philip Morris Companies Inc.              932,200      1,244,375
    38,300    Philips Electronics NV NY               1,109,488      1,374,013
    16,500    Silicon Graphics, Inc.                    509,101        453,750
    15,300    Tele Danmark AS CL B ADR                  390,527        422,662
    24,000    Tenet Healthcare Corp.                    381,045        498,000
    14,150    Texas Instruments, Inc.                   796,646        732,262
    30,500    Time Warner Inc.                        1,135,946      1,155,188
    21,900    Travelers Group Inc.                      879,483      1,376,962
    10,150    Unilever NV ADR                         1,372,865      1,428,612
    14,150    Union Pacific Corp.                       919,935        933,900
    21,150    Weyerhaeuser Co.                          853,561        914,738
    37,400    WMX Technologies, Inc.                  1,032,296      1,117,325
                                                    -----------    -----------
                Total common stock                   32,915,751     38,432,285
                                                    -----------    -----------
                Total assets held by the
                  Diversified Fund                  $35,974,438    $41,490,972
                                                    ===========    ===========

* Party-in-interest


                                      -13-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1995 (1)
- -----------------------------------------------------------------

    Identity of        Description      Purchase
  Party Involved         of Asset         Price     Transaction(s)
- --------------------   ------------    -----------  --------------
Series of Transactions:

Fidelity Investments   Magellan        $ 6,589,859             225
  (FI)                 Fund                      -               -

FI                     Growth &          5,428,229             201
                       Income                    -               -
                       Portfolio

FI                     Managed          10,235,163             221
                       Income                    -               -
                       Portfolio
                       II

Fidelity Mgmt.         Bankers Trust    23,189,694             111
  Trust Co. (FMTC)     Co. STIF                  -               -

FMTC                   Fidelity Inst'l   7,281,390             116
                       Cash Portfolio            -               -
                       Cl A

FMTC                   Mattel, Inc.      2,855,648              24
                       Common Stock              -               -


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
- ----------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1995 (1)
- -----------------------------------------------------------------

                                                                                               Current
                                                                      Expense                    Value of
                                                                      Incurred                   Asset on
    Identity of        Description        Selling                       With        Cost of    Transaction   Net Gain
  Party Involved         of Asset          Price     Transaction(s)  Transaction     Asset         Date      or (Loss)
- --------------------   ------------     -----------  --------------  -----------  -----------  -----------  -----------
Series of Transactions:

Fidelity Investments   Magellan         $         -             -    $         -  $ 6,589,859  $ 6,589,859  $         -
  (FI)                 Fund               2,910,260           157              -    2,641,143    2,910,260      269,117

FI                     Growth &                   -             -              -    5,428,229    5,428,229            -
                       Income             1,908,152           136              -    1,715,896    1,908,152      192,256
                       Portfolio

FI                     Managed                    -             -              -   10,235,163   10,235,163            -
                       Income            11,068,110           208              -   11,068,110   11,068,110            -
                       Portfolio
                       II

Fidelity Mgmt.         Bankers Trust              -             -              -   23,189,694   23,189,694            -
  Trust Co. (FMTC)     Co. STIF          22,119,228           120              -   22,119,228   22,119,228            -

FMTC                   Fidelity Inst'l            -             -              -    7,281,390    7,281,390            -
                       Cash Portfolio     7,644,119           130              -    7,644,119    7,644,119            -
                       Cl A

FMTC                   Mattel, Inc.               -             -          2,835    2,858,483    2,855,648            -
                       Common Stock       6,621,495            60         10,124    2,539,812    6,621,495    4,071,559

(1) Computed based on the net asset value of the Plan at December 31, 1994 of $105,427,979



                       Prepared from data certified by FMTC.


                                 -14-


                             POWER OF ATTORNEY
                             -----------------


          We, the undersigned directors of Fisher-Price, Inc., the Plan Administrator for the Fisher-Price, Inc. Matching Savings Plan, do hereby severally constitute and appoint John L. Vogelstein, Ned Mansour and Leland P. Smith, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plan to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         Fisher-Price, Inc. Matching Savings Plan
                         ----------------------------------------
                                      (Name of Plan)


                         Fisher-Price, Inc., Plan Administrator


                         /s/ Ned Mansour
                         ---------------------
                         Ned Mansour, Director


                         /s/ Byron Davis
Date: June 28, 1996      ---------------------
      -------------      Byron Davis, Director

